Mail Stop 4561   May 7, 2008

Mr. John J. Barry, IV
President and Chief Executive Officer
Bonds.com Group Inc.
1515 South Federal Highway
Suite 212
Boca Raton, FL 33424

> **Re: Bonds.com Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 9, 2008**
> **File No. 333-148398**

Dear Mr. Barry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you filed a Form D under Regulation D on January 17, 2008. Please tell us whether the transaction covered by the Form D was the reverse merger or some other offering.

2.   On your website, you provide a fact sheet dated April 2008. On page 1 of the fact sheet, you disclose that you have $0 in debt. Based on the disclosure provided in the prospectus and the financial statements, this does not appear to be accurate. Please revise or advise. Additionally, please clarify whether the financial data is provided as of 12/31/2007 or whether you are providing current financial data.

3.   We note your response to prior comment 5. We have referred your response to the Division of Trading and Markets, and we may have further comment upon completion of the staff's review.

Prospectus Summary, page 3

Reverse Merger, page 3

4.   In the first paragraph, you assert that Wealth Management LLC is a registered investment advisor in the State of Florida. However, on page 4 and elsewhere throughout the prospectus, you indicate that Wealth Management LLC is not registered at this time, but has applied to become a registered investment advisor. Please revise your disclosure throughout the prospectus to reconcile this discrepancy.

The Offering, page 6

5.   Please update your disclosure on this page, as it appears that 284,039 warrants have been converted to common stock based on the disclosure in the table on the registration statement cover page. Please ensure that this disclosure is consistent throughout your prospectus.

Risk Factors, page 8

If we experience significant fluctuations in our operating results… page 10

6.   We note your response to comment 18 of our letter dated February 1, 2008. We reissue this comment. Please provide more information regarding the bulleted risks presented in this risk factor. To the extent you discuss these risks elsewhere, please eliminate them from this risk factor. We note, for example, the risk factors on page 9 addressing fluctuations in trading volume, on page 13 addressing operation failures, and on page 17 addressing attracting and retaining highly skilled employees.

We expect to expand our operations, page 18

7.   We note your response to comment 21 of our letter dated February 1, 2008. We reissue this comment. Please provide more information regarding the bulleted risks presented in this risk factor.

Risks Related to Our Industry, page 19

8.   The first risk factor under this heading describes the risks of operating a trading platform for fixed-income products. Please provide an additional risk factor that addresses the risks associated with operating a trading platform for equity securities, considering that you plan to add this capability in the near future.

If the registration statement with respect to which this prospectus… page 22

9.   In this risk factor, you disclose that you will be subject to additional penalties if you fail to keep the registration statement effective during the period required. Please disclose the amount of these additional penalties.

Use of Proceeds, page 22

10.   Please disclose the total amount to be received by the company upon the exercise of the warrants.

Market for Common Equity and Related Stockholder Matters, page 23

11.   Please revise the symbol to "BDCG." Additionally, it appears that your symbol has already changed on the Pink OTC Market. Please revise your disclosure accordingly.

12.   Please update the table to include the low and high bid as of March 31, 2008.

13.   You disclose that you have 84 stockholders of record. The selling stockholder table and the security ownership of certain beneficial owners and management table appear to include all shares currently outstanding but fewer than 84 holders. Please explain this discrepancy.

Registration Rights Granted for Former Employees of Holdings, page 24

14.   We note your response to comment 25 of our letter dated February 1, 2008; however, we continue to believe that the agreements should be filed because of the material shareholder rights defined by the agreements. Please file the Separation Agreements and General Releases entered into with the three former

employees as exhibits to the registration statement in accordance with Item 601(b)(4) of Regulation S-B. Additionally, with respect to the fourth employee listed in the selling shareholder table, if registration rights were granted to this employee pursuant to an agreement, please file a copy of this agreement.

Industry Background, page 30

Agency Bonds, page 32

15.   Please revise your disclosure regarding Sallie Mae to reflect that this entity is no longer a GSE.

16.   Based on the supporting documents provided, it appears that federal-agency long term debt issued in 2006 amounted to $747.3 billion. Also it appears that in the fourth quarter of 2007, federal agency issuance rose to $255.5 billion. Please revise these numbers to correct these discrepancies.

Corporate Bonds, page 32

17.   Please provide support for the statement: "Most corporate bonds trade in the over-the-counter market."

Products and Services, page 35

18.   In the third paragraph, you state: "We also expect to provide our clients with charting services beginning in the first quarter of 2008." Please update this disclosure as the first quarter of 2008 has passed.

Investment Advisory Services, page 36

19.   You disclose that you intend to register in additional states in which you do business in the future. As you are conducting business over the internet, you appear to be conducting business in every state. Please explain how you will ensure that you limit your investment advisory business to Florida until you have successfully registered in other states.

News and other Content Services, page 36

20.   We note your response to comment 34 of our letter dated February 1, 2008. Please file a copy of the agreements you have with Briefing.com and Econoday as exhibits. Please disclose whether you are permitted to post their material and disclose any limitations on your ability to utilize the material provided by these organizations.

Sales and Marketing, page 38

21.   In this section, you disclose that you commenced a <u>limited</u> marketing and advertising program in February 2008. On page 27 though, you state that you began a <u>major</u> advertising and marketing campaign in January 2008. Please revise to address this discrepancy.

Pershing, LLC, page 39

22.   We note that in response to comment 36 of our letter dated February 1, 2008, you filed a copy of the agreement with Pershing, LLC as exhibit 10.22. Please resubmit exhibit 10.22 to provide a legible copy of the Pershing Agreement.

Competition, page 40

23.   In the presentation on your website, you list competitors that are not included in the list of competitors provided on page 41. Please revise or advise.

Intellectual Property, page 41

24.   In this section, you state that you believe that your domain name allows you to market your business without incurring significant expenditures. However, based on the disclosure on page 27, it appears that you are incurring significant expenditures marketing your platform. Please revise or advise.

Certain Relationships and Related Transactions, page 51

25.   Please ensure that all related party transactions are discussed in this section in accordance with Item 404 of Regulation S-B. It appears, from the disclosure in the financial statements in Note 19 on page F-23, that there are additional related party transactions that have not been addressed in this section.

General, page 51

26.   We note your response to comment 45 of our letter dated February 1, 2008, which describes how you will address any conflicts of interest that arise but does not disclose the conflicts themselves. Please expand the disclosure to describe any existing conflicts of interest between Bonds.com Group and its management. Also, describe the types of conflicts that may develop in the future.

Security Ownership of Certain Beneficial Owners and Management, page 53

27.   In footnote 3, you disclose that you have 61,216,590 shares of common stock issued and outstanding. Based on the information provided in this table and the table on page 54 through 56, it appears that you have over 63.1 million shares outstanding. Please revise or advise.

Selling Stockholders, page 54

28.   We note your response to comment 1 of our letter dated February 1, 2008. Please identify for us all selling stockholders that are broker dealers. Please revise the disclosure to identify any broker dealer as an underwriter in this offering. Sales by those persons will be viewed as a primary offering and must be made at a fixed price because you may not conduct a primary at-the-market offering on Form S-1.

29.   Please identify for us all selling stockholders that are affiliates of broker dealers. Please revise the disclosure to state, if true, that those persons purchased the shares in the ordinary course of business and at the time of the purchase the selling securityholder had no arrangements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make these representations about all selling shareholders who are affiliates of broker dealers, please amend the disclosure to identify those persons as underwriters in this offering and confirm that sales will be made at a fixed price.

30.   At the end of the table, please provide totals for columns 2, 3, and 4.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Recent Accounting Developments, page F-9

31.   Please note that FSP SFAS 157-2 delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities. As SFAS 157 is effective for financial assets and liabilities as of January 1, 2008, please disclose the effect, if any, the adoption of SFAS 157 will have on your financial statements.

Note 2 – Going Concern, page F-11

32.   Please ensure references to other portions of the document are applicable. For instance, you refer to Note 17 in detailing your seeking additional financing. This information is does not appear to be discussed in your Share-based Compensation

footnote. Further, your reference to the balance of your broker-dealer recognized in the financial statements due to elimination of inter-company transactions, as outlined in Note 8, does not appear to be contained within Note 16 – Net Capital and Reserve Requirement.

Note 14 – Stockholders' Equity, page F-18

33.   We have reviewed your response to comment number 53. Please tell how SAB Topic 5:G is applicable to your September 6, 2007 issuance of 7,584,672 shares in exchange for the bonds.com domain name as it appears that SAB Topic 5:G is only applicable to transactions just prior to or contemporaneously with a first-time public offering. Within your response please tell us management's consideration of other authoritative literature including SFAS 123(R).

Note 15 – Earnings Per Share, page F-19

34.   We note your response to comment 53 regarding the shares/options/warrants granted and issued from January 1, 2006 through December 31, 2007 and reissue the comment. We note that your calculation of diluted earnings (loss) per share excludes the warrants to acquire 4,944,670 shares of common stock. This amount of outstanding warrants excluded from the calculation of diluted EPS, does not agree to the amount of warrants issued per Exhibit 53. Please reconcile these amounts, and update your information related to all equity instruments issued since January 1, 2006 through the date of your most recently filed prospectus.

Note 19 – Related Parties Transactions, page F-23

35.   We note per review of your Executive Compensation discussion on page 49 that during 2007 Mr. William Bass, Executive Vice President, deferred payment of his salary in an amount totaling $26,167. Please tell us whether this amount has been recorded in your balance sheet as of December 31, 2007, and your reasoning for not including a discussion of this amount in your footnote disclosures.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-2

36.   We note the summary of equity instruments issued since January 1, 2006, which you provided in response to prior comment 53. Please ensure that the share amounts presented in this section are consistent with the amounts shown on the schedule provided as Exhibit 53 to your response letter, taking into account the stock split.

37.   We note the information presented on page II-3 regarding the recent sales of unregistered securities by IPORussia. Please reconcile the information presented in this section with the information present in note 5 of the 10-QSB filed on October 26, 2007.

Draft Legal Opinion

38.   The number of shares referenced in the opinion is different from the number of shares being registered on the Form S-1. Please provide a revised opinion or revise the registration statement to reconcile these amounts.

39.   We note that the shares being registered for resale will have been issued to the selling shareholders at the time resales are made. Consequently, counsel should opine on whether the shares have been legally issued, fully paid, and non-assessable, rather than stating that the shares will be fully paid and non-assessable when sold.

* * * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551- 3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc. Scott M. Miller, Esquire